SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.____ )*

                                               First Federal of Olathe Bancorp, Inc.
(Name of Issuer)

                                                             Common Stock
(Title of Class of Securities)

                                                               32018 A 100
(CUSIP Number)

                                                        September 10, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
X	Rule 13d-1(c)
Rule 12d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

Page 2 of 5 pages

CUSIP No.   32018 A 100

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Shawn David Penner
Inapplicable

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

(3)	SEC Use Only___________________________________________________________

(4)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	28,000
	(6)	Shares Voting Power	-0-
	(7)	Sole Dispositive Power	28,000
	(8)	Shared Dispositive Power	-0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 28,000
Pursuant to Section S 240.13(d)-4 of the Act, the filing of this Schedule 13G shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ...........
(11)	Percent of Class Represented by Amount in Row (9) 5.8%
(12)	Type of Reporting Person (See Instructions)
IN

Page 3 of 5 pages

CUSIP No.	32018 A 100
Item 1(a).	Name of Issuer:
First Federal of Olathe Bancorp, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices:
100 East Park Street
Olathe, Kansas 66061
Item 2(a)	Name of Person Filing:
Shawn David Penner
Item 2(b)	Address of Principal Business Office, or, if none, residence:
14804 E. Timber lake Road
Wichita, KS 67230
Item 2(c)	Citizenship or Place of Organization:
U.S.A.
Item 2(d)	Title of Class of Securities:
Common Stock, par value $.01 per share
Item 2(e).	CUSIP Number:
32018 A 100
Item 3.	Inapplicable

Page 4 of 5 pages

CUSIP No.   32018 A 100

Item 4.	Ownership.
(a) Amount beneficially owned: 28,000*
(b) Percent of class: 5.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 28,000
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 28,000
(iv) Shared power to dispose or to direct the disposition of: -0-
*Based on information available to the reporting person, as of October 14, 2002, there were 483,815 shares of the issuer's common stock outstanding. Of the 28,000 shares of common stock reported above, 10,000 shares were owned by the reporting person in his individual capacity. Shamrock Partners, L.P., a limited partnership for which Shamrock Advisers, Incorporated serves as general partner, owned 18,000 shares. Shamrock Advisers, Incorporated, as a result of its 5.75% interest in Shamrock Partners, L.P. owns, indirectly, 1,035 shares of common stock of the issuer. The reporting person is the sole officer, director and stockholder of Shamrock Advisers, Incorporated, and, as a result, controls the voting and disposition of all of the shares of the issuer owned by Shamrock Partners, L.P. The reporting person disclaims beneficial ownership of the shares owned by Shamrock Partners, L.P., other than the shares attributable to Shamrock Advisers, Incorporated in its capacity as general partner.
Item 5.	Ownership of five percent or less of a class.
Inapplicable.
Item 6.	Ownership of more than five percent on behalf of another person.
See the response to Item 4 above. Shamrock Partners, L.P. has the right to receive dividends from, or the proceeds from the sale of, the 18,000 shares of the issuer's common stock owned by it.
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.
Inapplicable.
Item 8.	Identification and classification of members of the group.
Inapplicable.
Item 9.	Notice of dissolution of group.
Inapplicable.

Page 5 of 5 pages

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2002 Date
/s/ Shawn David Penner Signature
Shawn David Penner Name/Title